April 16, 2018	TSX.V - GIGA

Giga Metals mourns loss of CFO

(Vancouver) -- It is with great sorrow that we announce the passing of our Chief Financial Officer, Brian Fiddler, CA, after a protracted struggle with cancer.

Brian commanded enormous respect as a professional, and he was also a lot of fun to work with.

“Brian took the concept of full, plain and true disclosure very seriously,” said Mark Jarvis, CEO of Giga Metals. “He always strove for the highest professional standards.”

He will be missed. Our thoughts and prayers go to Brian’s family.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
GIGA METALS CORPORATION

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 203 – 700 West Pender St., Vancouver, BC, Canada V6C 1G8
T: 604-681-2300	E: info@gigametals.com	W: www.gigametals.com